UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2005
Commission File Number: 000-27811
CHARTERED SEMICONDUCTOR MANUFACTURING LTD
(Translation of registrant’s name into English)
SINGAPORE

(Jurisdiction of incorporation or organization)
60 WOODLANDS INDUSTRIAL PARK D, STREET 2, SINGAPORE 738406
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES
EXHIBIT INDEX
News Release of the Company dated October 21, 2005 relating to the results of Third Quarter 2005

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: October 21, 2005

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
By:	/s/ George Thomas
	Name:	George Thomas
	Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX
99.1	News Release of the Company dated October 21, 2005 relating to the results of Third Quarter 2005